

September 3, 2021

Jonathan Neman
Chief Executive Officer
Sweetgreen, Inc.
3101 W. Exposition Boulevard
Los Angeles, CA 90018

> **Re: Sweetgreen, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted August 23, 2021**
> **CIK No. 0001477815**

Dear Mr. Neman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Key Metrics and Non-GAAP Financial Measures, page iv

1. We note your amended definition of Same-Store Sales Change, including that "[f]or fiscal years 2020 and 2021 and the interim periods presented, we adjusted this calculation due to the temporary closures of 56 restaurants, which represented a significant portion of our restaurant fleet, due to political and civil disturbances that occurred during one week in the second quarter of fiscal year 2020. Because excluding an entire fiscal month for these restaurants would result in a Same-Store Sales figure that is not representative of our business as a whole, we excluded only one week from the calculation of Same-Store Sales Change for such restaurants." Here and elsewhere as appropriate, including page 83, page

88 and throughout the Management's Discussion and Analysis, please amend your disclosure to state that, because of the difference in how you calculated Same-Store Sales Change for fiscal years 2020 and 2021 and the interim periods presented,this metric for fiscal years 2020 and 2021 and the interim periods presented is not comparable to prior financial periods.

Our Growth Strategies
Grow Our Restaurant Footprint, page 9

2. We note your amended disclosure that "We believe these benefits of densification are reflected in our AUVs: in the markets in which we operated at the beginning of fiscal year 2014, from 2014 to 2019, we more than tripled our restaurant count, and in parallel our AUVs grew in those markets by approximately 85% over the same period." To provide investors with the most current information about the "benefits of densification" to your business, please amend your disclosure to provide similar data for your fiscal year ended 2020.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 83

3. We note your disclosure that "Additionally, we had average year two Cash-on-Cash Returns for our restaurants opened from 2014 through 2017 of 40%." To provide additional context for investors regarding this metric, please amend your disclosure to provide the year one Cash-on-Cash Returns for your restaurants. Please also update your disclosure about year two Cash-on-Cash Returns to include the most recent data for this metric, specifically the year two returns for restaurants opened in 2018.

    You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Siana E. Lowrey